ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Adam M. Schlichtmann
April 13, 2017	T +1 617 951 7114 F +1 617 235 7346 adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Western Asset Funds, Inc. (the “Corporation” or the “Registrant”) (Registration Nos. 33-34929 and 811-06110) Post-Effective Amendment Number 101 to the Corporation’s Registration Statement (the “Registration Statement”) on Form N-1A Filed on February 17, 2017, Pursuant to Rule 485(a) under the Securities Act of 1933, as Amended

Ladies and Gentlemen:

This letter provides the Corporation’s responses to comments on the above-referenced amendment to the Registration Statement of the Corporation, relating to the Western Asset Core Bond Fund (the “Fund”), a series of the Corporation, that Mr. Williamson provided by telephone to Adam Schlichtmann on March 28, 2017. For convenience of reference, each of the comments is summarized before the Corporation’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

The Fund currently intends to make a 485(b) filing on April 19, 2017 containing its prospectus (“Prospectus”) and statement of additional information (“SAI”) that will be become automatically effective on or about May 1, 2017.

General Comment

1.	Please respond to all comments in writing and file the correspondence with the Securities and Exchange Commission (the “SEC”) on EDGAR. If a comment asks for revised disclosure or the response to a comment indicates revised disclosure, please provide any revised disclosure with the letter with time to review prior to making the 485(b) filing.

Response: The Registrant acknowledges the comment.

April 13, 2017

Prospectus Comment

2.	Please confirm that the Registrant has revised its disclosures according to the staff’s IM Guidance Update No. 2016-16 (the “IM Guidance”). Please confirm that the appendix (the “Appendix”) to the Prospectus is part of the Prospectus and is not a standalone document.

Response: The Registrant confirms that it has reviewed the IM Guidance and that the Appendix is part of the prospectus rather than being a standalone document.

SAI Comment

3.	On page 20, we note the Registrant’s following disclosure: “The net amount of the excess, if any, of a fund’s obligations over its entitlements with respect to each swap will be accrued on a daily basis, depending on whether a threshold amount (if any) is exceeded, and an amount of cash or liquid assets having an aggregate net asset value approximately equal to the accrued excess will be maintained as collateral.” Please clarify this disclosure and confirm that the Fund will cover the full notional value of any credit default swaps that the Fund sells.

Response: The Registrant confirms that the Fund will segregate the full notional value of credit default swaps it sells, if any. The disclosure cited in the comment describes the process generally for posting collateral pursuant to swaps transaction documentation, such as a typical ISDA master agreement published by the International Swaps and Derivatives Association. It provides generally that if the Fund is “out of the money” on a swap the Fund posts collateral to the counterparty in that amount, limited in some cases only to the extent that the amount by which the Fund is out of the money exceeds a threshold specified in the swap documentation.

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann